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                                 SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                                  LODGIAN INC.
-----------------------------------------------------------------------------
                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   54021P205
-----------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2003
-----------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [X]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54021P205            SCHEDULE 13G
_____________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

		MERRILL LYNCH & CO., INC. (MERRILL LYNCH)

_____________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [ ]

_____________________________________________________________________________
3.   SEC USE ONLY



_____________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware

_____________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                  Disclaimed (See #9 below)
            _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY                 Disclaimed (See #9 below)
            _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING                Disclaimed (See #9 below)
               ______________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                   Disclaimed (See #9 below)
_____________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Merrill Lynch & Co. disclaims beneficial ownership in all shares of Lodgian Inc held by MLPF&S Inc.
_____________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
_____________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                           Disclaimed (See #9 above)
_____________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                           HC, CO
_____________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 54021P205                   SCHEDULE 13G
_____________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             MERRILL LYNCH PEIRCE FENNER & SMITH, INC.  (MLPF&S)
_____________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
_____________________________________________________________________________
3.   SEC USE ONLY

_____________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware
_____________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                  NONE
               ______________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

               768,972 shares of Common Stock; MLPFS also owns 10,714 Class A
  OWNED BY     Warrants to purchase 10,714 shares of Common Stock and 2,150
               Class B Warrants to purchase 2,150 shares of Common Stock.
               ______________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING                NONE
               ______________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

               768,972 shares of Common Stock; MLPFS also owns 10,714 Class A
    WITH: Warrants to purchase 10,714 shares of Common Stock and 2,150 Class B Warrants to purchase 2,150 shares of Common Stock.
_____________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               768,972 shares of Common Stock
_____________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]
_____________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.95% as at December 31, 2003. Including the shares of Common Stock which may be purchased by exercise of 10,714 Class A Warrants and 2,150 Class B Warrants, the Reporting Person additionally owns 0.16% of the shares of Common Stock. The aggregate percentage beneficially owned by the Reporting Person is therefore 11.11% of the Common Stock.
_____________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                           BD, CO
_____________________________________________________________________________
CUSIP No. 54021P205                   SCHEDULE 13G


_____________________________________________________________________________
Item 1(a).  Name of Issuer:
                                  LODGIAN INC.
_____________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

                                  3445 Peachtree Road,
                                  Suite 700,
                                  Atlanta, Georgia 30326
_____________________________________________________________________________
Item 2(a).  Name of Person Filing:

                                  Merrill Lynch & Co., Inc.
                                  Merrill Lynch Pierce Fenner & Smith Inc.
___________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

                                  Merrill Lynch & Co., Inc.
                                  4 World Financial Center
                                  250 Vesey Street
                                  New York, New York 10080

                                  Merrill Lynch Pierce Fenner & Smith Inc.
                                  4 World Financial Center
                                  250 Vesey Street
                                  New York, New York 10080
__________________________________________________________________________
Item 2(c).  Citizenship:

                                  SEE ITEM 4 OF COVER PAGES
_____________________________________________________________________________
Item 2(d).  Title of Class of Securities:

                                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
_____________________________________________________________________________
Item 2(e).  CUSIP Number:
                                  54021P205
_____________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

   (a) [X] MLPFS is a broker-dealer registered under Section 15 of the Exchange Act of 1934.

   (g) [X] ML & Co. is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G)








CUSIP No. 54021P205	                  SCHEDULE 13G

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
                                  See Item 9 of Cover Pages
(b)	Percent of class:
                                  See Item 11 of Cover Pages

(c)	Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:
                                  See Item 5 of Cover Pages
          (ii)  Shared power to vote or to direct the vote:
                                  See Item 6 of Cover Pages
          (iii) Sole power to dispose or to direct the disposition of:
                                  See Item 7 of Cover Pages
          (iv)  Shared power to dispose or to direct the disposition of:
                                  See Item 8 of Cover Pages
_____________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

			If this statement is being filed to report the fact that as
of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

                                  Not Applicable
_______________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         ML & Co. is a parent holding company, and MLPFS is a wholly-owned Subsidiary of ML& Co. MLPFS, a reporting person on this Schedule 13G, has an interest that relates to more than 5% of the class of securities reported herein.
_______________________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          ML & Co. is a parent holding company. MLPFS is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934. MLPFS is a wholly-owned subsidiary of ML & Co.
_______________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

         Although Merrill Lynch & Co. and MLPFS are affiliates and have determined to file jointly, the reporting persons are of the view that their affiliation does not cause them to be acting as a group within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934.
_______________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

                   NOT APPLICABLE
_______________________________________________________________________________
CUSIP No. 54021P205                   SCHEDULE 13G


Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                Merrill Lynch Pierce Fenner & Smith Inc.



February 12, 2004               By:  /s/ Lawrence M. Egan, Jr.
                                ----------------------------------------------
                                Name: Lawrence M. Egan, Jr.
                                Title:  Assistant Secretary




                                Merrill Lynch & Co., Inc.



February 12, 2004               By:  /s/ Lawrence M. Egan, Jr.
                                ----------------------------------------------
                                Name: Lawrence M. Egan, Jr.
                                Title:  Assistant Secretary











                                  Exhibit A


                            JOINT FILING AGREEMENT


     This will confirm the agreement by and between the undersigned that the
Schedule 13G filed on or about this date with respect to beneficial ownership by the undersigned of shares of the Common Stock, par value $0.001 per share, of Level 8 Systems, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.




                                Merrill Lynch Pierce Fenner & Smith Inc.



February 12, 2004               By:  /s/ Lawrence M. Egan, Jr.
                                ----------------------------------------------
                                Name: Lawrence M. Egan, Jr.
                                Title:  Assistant Secretary




                                Merrill Lynch & Co., Inc.



February 12, 2004               By:  /s/ Lawrence M. Egan, Jr.
                                ----------------------------------------------
                                Name: Lawrence M. Egan, Jr.
                                Title:  Assistant Secretary